

CARDIOME

1441 Creekside Drive,
6th floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME TO HOLD SECOND QUARTER 2016 FINANCIAL RESULTS CONFERENCE CALL ON AUGUST 9

Vancouver, Canada, August 3, 2016 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the second quarter ended June 30, 2016 on the afternoon of Tuesday, August 9, 2016. Cardiome will hold a conference call and webcast at 4:30 p.m. Eastern (1:30 p.m. Pacific) on that day to discuss the results.

To access the conference call, please dial **416-764-8688** or **888-390-0546** and use conference **ID 36846848.** The webcast can be accessed through the following link:

http://event.on24.com/r.htm?e=1231482&s=1&k=369EF8F5174E3E8FBA0B73393D28C3A5

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 16, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 846848 # to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
David Dean
VP Business Development and Investor Relations
(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928
ddean@cardiome.com

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